UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   GREENING, DEBORAH S.
   222 Municipal Drive
   Richardson, Texas  75080-3583
   USA
2. Issuer Name and Ticker or Trading Symbol
   CompuTrac, Inc.
   LLB
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President - Sales & Marketing
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $.0|3/7/00|S*  | |10,663            |D  |$3.75      |                   |      |                           |
1 per share                |      |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|3/7/00|M   | |25,000            |A  |$1.0625    |                   |      |                           |
1 per share                |      |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|3/7/00|M   | |400               |A  |$0.75      |                   |      |                           |
1 per share                |      |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|3/7/00|M   | |15,000            |A  |$0.875     |                   |      |                           |
1 per share                |      |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|3/31/0|S   | |10,000            |D  |$1.50      |32,091             |D     |                           |
1 per share                |0     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Employee Stock Option |$1.0625 |3/7/0|M   | |25,000     |D  |5/8/9|5/7/0|Common Stock|25,000 |$1.0625|-0-         |D  |            |
(right to buy)        |        |0    |    | |           |   |5    |2    |            |       |       |            |   |            |
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Employee Stock Option |$0.75   |3/7/0|M   | |400        |D  |(1)  |2/19/|Common Stock|1,000  |$0.75  |600         |D  |            |
(right to buy)        |        |0    |    | |           |   |     |05   |            |       |       |            |   |            |
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Employee Stock Option |$0.875  |3/7/0|M   | |10,000     |D  |02/01|01/31|Common Stock|10,000 |$0.875 |-0-         |D  |            |
(right to buy)        |        |0    |    | |           |   |/99  |/06  |            |       |       |            |   |            |
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Employee Stock Option |$0.875  |3/7/0|M   | |5,000      |D  |07/20|07/19|Common Stock|5,000  |$0.875 |-0-         |D  |            |
(right to buy)        |        |0    |    | |           |   |/99  |/06  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
S* The sale of 10,663 shares was a stock-for-stock transaction. The shares were valued at the closing price on 3/7/00 at 3-3/4.
(1) This option becomes exercisible in five equal annual installments beginning February 20, 1999. The shares vested for 1999 and 2000 were exercised.
SIGNATURE OF REPORTING PERSON
   Deborah S. Greening
DATE
April 7, 2000